Exhibit (a)(5)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below), dated October 19, 2017, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares other than holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser, Parent (as defined below) or Deltek (as defined below).

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Onvia, Inc.

at

$9.00 Net Per Share

by

Project Olympus Merger Sub, Inc.,

a wholly owned subsidiary of

Project Diamond Intermediate Holdings Corporation

the parent company of

Deltek, Inc.

Project Olympus Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation, a Delaware corporation (“Parent”) and the parent company of Deltek, Inc., a Delaware corporation (“Deltek”), is offering to purchase any and all issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Onvia, Inc., a Delaware corporation (“Onvia”), at a price of $9.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 19, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON NOVEMBER 16, 2017, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The purpose of the Offer is for Parent, indirectly through Purchaser, to acquire control of, and the entire equity interest in, Onvia. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

The Offer is being made in accordance with the terms of the Agreement and Plan of Merger, dated as of October 4, 2017 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Onvia, Parent and Purchaser. Parent is the sole stockholder of Deltek, which has guaranteed all of Parent’s and Purchaser’s obligations under the Merger Agreement. Under the Merger Agreement, after the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Onvia (the “Merger”), with Onvia continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares owned by Onvia or by Parent, Purchaser, Deltek or any other wholly owned subsidiary of Parent, those Shares irrevocably accepted for purchase pursuant to the Offer and Shares held by stockholders who have properly and validly perfected appraisal rights in compliance in all respects with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) immediately prior to the Effective Time will as a result of the Merger, be converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to any applicable withholding taxes, equal to the Offer Price, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. As a result of the Merger, Onvia will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon (i) the Merger Agreement not having been validly terminated in accordance with its terms, (ii) the satisfaction of the Minimum Condition (as described below), (iii) the absence of any law or order currently in effect that is deemed applicable to the Offer or the Merger which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger, (iv) the absence of any pending legal proceeding by a governmental body having authority over Parent, Purchaser or Onvia challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger and (v) other customary conditions as described in Section 13 — “Conditions of the Offer” of the Offer to Purchase. There is no financing condition to the Offer.

The Minimum Condition requires that, immediately prior to the Expiration Date, there shall have been validly tendered (and not otherwise properly withdrawn) that number of Shares which, when added to the Shares owned by Parent and its subsidiaries (if any), would represent at least one Share more than half of all of the Shares then outstanding (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, regardless of the conversion or exercise price).

The Onvia board of directors, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of Onvia’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement in accordance with the DGCL, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Subject to the provisions of the Merger Agreement, Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of Onvia, waive or modify certain conditions as described in Section 1 — “Terms of the Offer” of the Offer to Purchase. Purchaser may be required to extend the Offer (i) for the minimum period required by any applicable law, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the NASDAQ Capital Market or their respective staff, or (ii) for one or more successive periods of up to ten business days per extension (or such longer period as Purchaser and Onvia may mutually agree), if, at the time the Offer is scheduled to expire, any of the conditions of the Offer have not been satisfied or waived, until such time as all conditions of the Offer are satisfied or waived, except that without Onvia’s written consent, Purchaser may not extend the Offer beyond April 2, 2018.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension of the Offer to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Merger Agreement does not provide for, and it is not expected that there will be, a “subsequent offering period” (within the meaning of Rule 14d-11 under the Exchange Act). A “subsequent offering period” is different from an extension of the Offer.

In accordance with the Merger Agreement, if Purchaser accepts for payment and pays for a majority of the issued and outstanding Shares in the Offer, Purchaser will complete the Merger without a vote of the stockholders of Onvia in accordance with Section 251(h) of the DGCL.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”) of (i) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase) or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn on or prior to the Expiration Date as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares validly tendered pursuant to the Offer may be properly withdrawn at any time on or prior to the Expiration Date, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be properly withdrawn at any time after December 17, 2017, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase on or prior to the Expiration Date. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

*****

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Onvia has provided Purchaser with Onvia’s list of stockholders and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase, related Letter of Transmittal and other related materials will be mailed to record holders of Shares whose names appear on the list of stockholders of Onvia and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on a list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The Offer to Purchase and the related Letter of Transmittal and Onvia’s Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer filed with the SEC in connection with the Offer contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or as otherwise described in Section 17 — “Fees and Expenses” of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

October 19, 2017